Apollo Commercial Real Estate Finance, Inc.

August 12, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc. Request to Withdraw Registration Statement on Form S-3 SEC File No. 333-174924

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Commercial Real Estate Finance, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-174924) filed on June 15, 2011, together with all exhibits and amendments thereto (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because the Registration Statement was incorrectly coded by the Company’s vendor and filed as a “S-3D” on the Commission’s EDGAR system (the Registration Statement should have been coded as a “S-3”). No securities were sold pursuant to the Registration Statement.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Should you have any questions regarding the withdrawal, please contact me at (212) 515-3200.

Thank you for your assistance in this matter.

Sincerely, Apollo Commercial Real Estate Finance, Inc.

By:	/s/ Stuart A. Rothstein
Name: Stuart A. Rothstein Title: Chief Financial Officer